

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2021

Stephen Hurly
Chief Executive Officer
LAVA Therapeutics BV
Yalelaan 60
3584 CM Utrecht, the Netherlands

Re: LAVA Therapeutics BV
Form F-1
Exhibit Nos. 10.1 and 10.2
Filed March 2, 2021
File No. 333-253795

Dear Mr. Hurly:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance

cc: Joshua A. Kaufman, Esq